    As filed with the Securities and Exchange Commission on January 17, 2002



                                                     Registration No. 333-76508

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                Amendment No. 1


                                      to

                                   Form S-3
                            REGISTRATION STATEMENT
                                     UNDER
                          THE SECURITIES ACT OF 1933

                            HEARTLAND EXPRESS, INC.
            (Exact name of registrant as specified in its charter)
                         Nevada                    93-0926999
             (State or other jurisdiction of    (I.R.S. Employer
             incorporation or organization)  Identification Number)

                             2777 Heartland Drive
                            Coralville, Iowa 52241
                                (319) 545-2728
  (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                               Russell A. Gerdin
               Chairman, President, and Chief Executive Officer
                            Heartland Express, Inc.
                             2777 Heartland Drive
                            Coralville, Iowa 52241
                                (319) 545-2728
  (Address, including zip code, and telephone number, including area code, of agent for service)

                                  Copies to:

                  Mark Scudder              Stephen A. Riddick, Esq.
         Scudder Law Firm, P.C., L.L.O.  Brobeck, Phleger & Harrison LLP
        411 South 13th Street, Suite 200 1333 H Street, N.W., Suite 800
            Lincoln, Nebraska 68508          Washington, D.C. 20005
                 (402) 435-3223                  (202) 220-6000

   Approximate date of commencement of proposed sale to the public: As soon as practical after this registration statement becomes effective.

   If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [_]

   If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [_]

   If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

   If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registrations statement number of the earlier effective registration statement for the same offering. [_]

   If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]



   The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, or until this registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

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--------------------------------------------------------------------------------

The information in this Prospectus is not complete and may be changed. These securities may not be sold nor may offers to buy be accepted prior to the time this Prospectus is delivered in final form. This Prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.



                SUBJECT TO COMPLETION, DATED JANUARY 17, 2002.


PROSPECTUS

                               3,000,000 Shares





[LOGO] Heartland Express

                                 Common Stock

                               -----------------


   Of the 3,000,000 shares in this offering, 2,550,000 are offered by Russell
A. Gerdin, our chairman, chief executive officer and principal stockholder. The additional 450,000 shares are offered by The Gerdin Charitable Foundation following a donation by Mr. Gerdin. The selling stockholders will receive all of the net proceeds of this offering. After this offering, Mr. Gerdin will beneficially own approximately 13,127,146 shares, or 41.4% of our common stock.



   Our common stock is traded on the Nasdaq National Market under the symbol "HTLD." The last reported sale price for our common stock on January 16, 2002 was $29.96 per share.


   See "Risk Factors" beginning on page 4 to read about certain risks that you should consider before buying shares of our common stock.

   Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

                               -----------------

                                                            Per Share Total
                                                            --------- -----
     Public offering price.................................     $       $
     Underwriting discounts and commissions................     $       $
     Proceeds, before expenses, to the selling stockholders     $       $

                               -----------------
   The underwriters may, under certain circumstances, purchase up to an additional 450,000 shares of common stock from Mr. Gerdin at the public offering price less the underwriting discount.

   The underwriters are severally underwriting the shares being offered. The underwriters expect to deliver the shares against payment in New York, New York
on           , 2002.

                               -----------------

Bear, Stearns & Co. Inc.
                                                      Deutsche Banc Alex. Brown

                             BB&T Capital Markets

Morgan Keegan & Company, Inc.
                                                                  Stephens Inc.


                The date of this Prospectus is          , 2002.

                              PROSPECTUS SUMMARY


   This summary highlights certain information contained elsewhere in this Prospectus. This summary is not complete and does not contain all of the information that you should consider before investing in the common stock. You should read the entire Prospectus carefully, especially the risks of investing in the common stock discussed under "Risk Factors."


The Company

   We are a short-to-medium haul, dry van truckload carrier based near Iowa City, Iowa. We transport freight for major shippers in our operating regions, concentrating on high-density traffic lanes east of the Rocky Mountains. We focus on achieving high asset utilization and providing premium customer service through our regional operating structure. As a result of our intense focus on cost control, we are the most profitable publicly traded truckload carrier in the United States, measured by net margin.

   Our operating strategy has two main components. First, we are disciplined in the execution of our regional operations. We selectively target customers in our operating regions that have high service standards, and we seek to provide them with service that differentiates us from our competitors. We do this by maintaining disciplined operating lanes, concentrating our equipment in targeted regions to afford consistent equipment capacity, stationing trailers at customer locations for ready access, locating terminals in areas of significant customer concentration, and offering on-time delivery on up to 99% of loads. Second, we strive for the lowest possible cost structure. We do this by scrutinizing all expenditures, minimizing non-driving personnel, operating a uniform, late-model fleet of tractors and trailers to minimize maintenance costs and enhance fuel efficiency, and adopting proven technology only when cost-justified.

   We believe our strategy has been successful over the long term. From the year we became publicly traded in 1986 through 2000, we grew from $21.6 million in revenue and $3.0 million in net income to $274.8 million in revenue and $34.3 million in net income. During that period, our revenue and earnings per share grew at compounded annual rates of over 19%. At September 30, 2001, we had no long term debt and approximately $152.9 million of cash and investments, all generated internally.


   We plan to continue to grow internally and through acquisitions when we expect the additional revenue to generate profitability levels consistent with our historical performance. Historically, our growth rate has fluctuated with economic and other factors, as well as with our four acquisitions since 1987. Over the past several years, we slowed our growth from our historical rate as competition for drivers, rate pressure from an overcapacity of trucks, and a slowing economy made internal growth unattractive based on our targeted margins. At the same time, many acquisition targets carried valuation expectations we deemed unreasonable. We believe that significant economic and industry pressures are forcing less profitable and undercapitalized competitors to consolidate or exit the industry and other companies to slow their fleet growth. We believe the resulting decline in truck capacity and our financial strength position us to expand internally and take advantage of acquisition opportunities.


Company Information


   We are incorporated in Nevada. Our principal executive offices are located at 2777 Heartland Drive, Coralville, Iowa 52241 and our telephone number is
(319) 545-2728. Our website address is http://www.heartlandexpress.com. Information contained on our website is not incorporated by reference into this Prospectus, and you should not consider information contained on our website as part of this Prospectus.

                                 The Offering

   The selling stockholders are offering for sale 3,000,000 shares of our $0.01 par value common stock owned by them. We will not receive any proceeds from this offering.


Common stock offered by the selling stockholders (1)... 3,000,000 shares
Common stock outstanding before and after this offering 31,708,131 shares
Nasdaq National Market symbol.......................... HTLD


                                 Risk Factors

   For a description of certain risks that you should consider before buying shares of the common stock, see "Risk Factors."
--------
(1) Excludes a 30-day option granted by Mr. Gerdin to the underwriters to purchase up to 450,000 additional shares of common stock to cover over-allotments, if any.

                Summary Historical Financial and Operating Data


   The following summary financial data of the Company as of and for the years ended December 31, 1997, 1998, 1999, and 2000, under the captions "Statement of Operations Data," "Other Financial Data" and "Balance Sheet Data" are derived from the financial statements of the Company. These financial statements have been audited by Arthur Andersen LLP. These financial statements are incorporated by reference in this Prospectus. The summary financial data as of and for the periods ended September 30, 2000 and 2001, have been derived from our unaudited interim financial statements. The unaudited financial statements include all adjustments, consisting of normal recurring accruals, which we consider necessary for a fair presentation of our financial position and the results of operation for these periods. This data should be read in conjunction with the financial statements, related notes, and other financial information incorporated by reference in this Prospectus.


                                                                       Nine Months Ended
                                      Year Ended December 31,            September 30,
                                ----------------------------------- -----------------------
                                  1997     1998     1999     2000      2000        2001
                                -------- -------- -------- -------- ----------- -----------
                                                                    (unaudited) (unaudited)
                                   (in thousands, except per share data and percentages)
Statement of Operations Data:
Operating revenue.............. $262,504 $263,489 $261,004 $274,827  $204,559    $221,093
Operating income...............   43,186   46,041   44,706   46,250    35,769      38,555
Interest income, net...........    3,782    4,896    5,953    5,726     4,245       3,569
Income before income taxes.....   46,968   50,937   50,660   51,976    40,014      42,124
Net income..................... $ 30,073 $ 33,109 $ 33,123 $ 34,304  $ 26,409    $ 27,802
                                ======== ======== ======== ========  ========    ========
Basic weighted average shares
  outstanding (1)..............   37,500   37,500   36,700   31,925    31,998      31,708
Basic earnings per share (1)(2) $    .80 $    .88 $    .90 $   1.07  $    .82    $    .88
                                ======== ======== ======== ========  ========    ========
Other Financial Data:
Operating ratio (3)............    83.5%    82.5%    82.9%    83.2%     82.5%       82.6%
Net margin.....................    11.5%    12.6%    12.7%    12.5%     12.9%       12.6%
Return on equity (4)...........    21.7%    19.4%    18.3%    18.5%        --          --
EBITDA (5)..................... $ 60,675 $ 65,268 $ 62,018 $ 63,468  $ 48,410    $ 51,863
Capital expenditures, net...... $ 22,113 $  5,028 $ 17,028 $ 34,172  $ 21,886    $ 21,509


                                                      September 30,
                                                          2001
                                                      -------------
            Balance Sheet Data:                        (unaudited)
            Cash, cash equivalents and investments...   $152,940
            Working capital..........................    139,658
            Total assets.............................    305,346
            Long term debt, including current portion         --
            Total stockholders' equity...............    222,936

--------
(1) We do not have any authorized or outstanding warrants, options, rights, or other common stock equivalents.
(2) Basic earnings per share for all periods presented have been restated to reflect a five-for-four stock split effective May 31, 2001.
(3) Operating expenses, as a percentage of revenue.
(4) Return on equity is defined as net income divided by average stockholders' equity.
(5) We define EBITDA as operating income plus depreciation and amortization. We have included data with respect to EBITDA because it is commonly used as a measurement of financial performance by investors to analyze and compare companies on the basis of operating performance. EBITDA is not a measurement of financial performance under generally accepted accounting principles and should not be considered an alternative either to operating income, as determined in accordance with generally accepted accounting principles, as an indicator of our operating performance, or to cash flows from operating activities, as determined in accordance with generally accepted accounting principles, as a measurement of our liquidity.

                                 RISK FACTORS


   Any investment in the common stock involves a high degree of risk. You should consider carefully the following information about theses risks, together with the other information contained in this Prospectus, before buying shares of common stock.


Our business is subject to general economic and business factors that are largely out of our control, any of which could have a materially adverse effect on our operating results.


   Our business is dependent upon a number of factors that may have a materially adverse effect on the results of our operations, many of which are beyond our control. These factors include significant increases or rapid fluctuations in fuel prices (which affected our operating performance in 2000 and 2001 and could also exacerbate the driver shortages our industry periodically suffers by forcing independent contractors to exit the business), excess capacity in the trucking industry, surpluses in the market for used equipment, interest rates, fuel taxes, license and registration fees, and insurance premiums, self-insurance levels, and difficulty in attracting and retaining qualified drivers and independent contractors.



   We are also affected by recessionary economic cycles and downturns in customers' business cycles, particularly in market segments and industries, such as retail and manufacturing, where we have a significant concentration of customers. Economic conditions may adversely affect our customers and their ability to pay for our services. It is not possible to predict the medium or long-term effects of the September 11, 2001, terrorist attacks and subsequent events on the economy or on customer confidence in the United States, or the impact, if any, on our future results of operations. Customers encountering adverse economic conditions represent a greater potential for loss, and we may be required to increase our reserve for bad-debt losses. In addition, our results of operations may be affected by seasonal factors. Customers tend to reduce shipments after the winter holiday season, and our operating expenses tend to be higher in the winter months primarily due to colder weather, which causes higher fuel consumption from increased idle time.


We operate in a highly competitive and fragmented industry, and our business will suffer if we are unable to adequately address downward pricing pressures and other factors that may adversely affect our ability to compete with other carriers.

   Numerous competitive factors could impair our ability to maintain our current profitability. These factors include the following:

  . we compete with many other truckload carriers of varying sizes and, to a lesser extent, with less-than-truckload carriers and railroads, many of which have more equipment and greater capital resources than we do;

  . many of our competitors periodically reduce their freight rates to gain business, especially during times of reduced growth rates in the economy, which may limit our ability to maintain or increase freight rates or maintain significant growth in our business;

  . many customers reduce the number of carriers they use by selecting so-called "core carriers" as approved service providers, and in some instances we may not be selected;

  . many customers periodically accept bids from multiple carriers for their shipping needs, and this process may depress freight rates or result in the loss of some business to competitors;

  . the trend toward consolidation in the trucking industry may create other large carriers with greater financial resources and other competitive advantages relating to their size;

  . advances in technology require increased investments to remain competitive, and our customers may not be willing to accept higher freight rates to cover the cost of these investments;

  . competition from Internet-based and other logistics and freight brokerage companies may adversely affect our customer relationships and freight rates; and

  . economies of scale that may be passed on to smaller carriers by procurement aggregation providers may improve their ability to compete with us.

We are highly dependent on our major customers, the loss of one or more of which could have a materially adverse effect on our business.


   A significant portion of our revenue is generated from our major customers. For 2000, our top 25 customers, based on revenue, accounted for approximately 68% of our revenue; our top ten customers, approximately 49% of our revenue; our top five customers, approximately 35% of our revenue; and our largest customer, Sears Logistics Services, accounted for approximately 16% of our revenue. Generally, we do not have long term contractual relationships with our major customers, and we cannot assure you that our customer relationships will continue as presently in effect. A reduction in or termination of our services by our major customers could have a materially adverse effect on our business and operating results.


Ongoing insurance and claims expenses could significantly reduce our earnings.

   Our future insurance and claims expenses might exceed historical levels, which could reduce our earnings. We currently self-insure for a portion of our claims exposure resulting from cargo loss, personal injury, property damage, worker's compensation, and health claims in amounts ranging from $150,000 to $500,000. If the number or severity of claims for which we are self-insured increases, our operating results could be adversely affected. Also, we maintain insurance above the amounts for which we self-insure with licensed insurance companies. After several years of aggressive pricing, insurance carriers have begun to raise premiums for most trucking companies. This could increase our insurance and claims expense after our current coverage expires in April, 2003 or cause us to raise our self-insured retention. The terrorist attacks of September 11, 2001, and other significant events, may result in increases in our insurance premiums. If these expenses increase, and we are unable to offset the increase with higher freight rates, our earnings could be materially and adversely affected.

If we are unable to retain our key employees, our business, financial condition, and results of operations could be harmed.

   We are highly dependent upon the services of the following key employees:
Russell A. Gerdin, our Chairman of the Board, President, Chief Executive Officer, and Secretary; Richard L. Meehan, our Executive Vice President of Marketing and Operations; John P. Cosaert, our Executive Vice President of Finance and Treasurer; Thomas E. Hill, Vice President and Controller; Dennis J. Wilkinson, our Vice President of Operations; and Michael J. Gerdin, our Vice President of Regional Operations. We do not have employment agreements with any of these persons. The loss of any of their services could have a materially adverse effect on our operations and future profitability. We must continue to develop and retain a core group of managers if we are to realize our goal of expanding our operations and continuing our growth. We cannot assure you that we will be able to do so.

Our growth and profitability may not continue at historical rates, which could adversely affect our stock price.


   We have experienced significant growth in revenue and net income since going public in 1986. Over the past several years, however, our growth rate of revenue and net income slowed. There can be no assurance that our growth rate will return to historical levels or that we can effectively adapt our management, administrative, and operational systems to respond to any future growth. We can provide no assurance that our operating margins will not be adversely affected by future changes in and expansion of our business or by changes in economic conditions. Slower or less profitable growth could adversely affect our stock price.

Russell A. Gerdin will continue to control a large portion of our stock and will continue to have substantial control over us following this offering, which could limit your ability to influence the outcome of key transactions, including changes of control.


   Russell A. Gerdin beneficially owns approximately 50.9% of our outstanding common stock before this offering and will continue to beneficially own approximately 41.4% of our outstanding common stock after this offering. Accordingly, he will continue to be able to influence decisions requiring stockholder approval, including election of our board of directors, the adoption or extension of anti-takeover provisions, mergers, and other business combinations. This concentration of ownership may allow Mr. Gerdin to prevent or delay a change of control of Heartland, which other stockholders may favor.


We have significant ongoing capital requirements that could affect our profitability if we are unable to generate sufficient cash from operations.

   The truckload industry is very capital intensive. Historically, we have operated debt-free and have depended on cash from operations to expand the size of our fleet and maintain modern revenue equipment. If we are unable to generate sufficient cash from operations in the future, we may have to limit our growth, enter into financing arrangements, or operate our revenue equipment for longer periods, any of which could have a materially adverse affect on our profitability.

Increased prices for new revenue equipment and decreases in the value of used revenue equipment may adversely affect our earnings and cash flows.


   In the past, we have acquired new tractors and trailers at favorable prices and traded or disposed of them at prices significantly higher than current market values. There is currently a large supply of used tractors and trailers on the market, which has depressed the market value of used equipment to levels significantly below the values we historically received. In addition, some manufacturers have communicated their intention to raise the prices of new equipment. If either or both of these events occur, we may increase our depreciation expense or recognize less gain (or a loss) on the disposition of our tractors and trailers. This would adversely affect our earnings and cash flows.


Our stock price is volatile, which could cause you to lose a significant portion of your investment.

   The market price of our common stock could be subject to significant fluctuations in response to certain factors, such as variations in our anticipated or actual results of operations, the operating results of other companies in the transportation industry, changes in conditions affecting the economy generally, including incidents of terrorism, analyst reports, general trends in the industry, sales of common stock by insiders, as well as other factors unrelated to our operating results. Volatility in the market price of our common stock may prevent you from being able to sell your shares at or above the price you paid for your shares.

Difficulty in attracting drivers could affect our profitability and ability to grow.

   Periodically, the transportation industry experiences substantial difficulty in attracting and retaining qualified drivers, including independent contractors. If we are unable to continue to attract drivers and contract with independent contractors, we could be required to adjust our driver compensation package or let trucks sit idle, which could adversely affect our growth and profitability.

We may not be successful in our acquisition strategy, which could limit our growth prospects.


   We have made four acquisitions since 1987 and have accumulated a balance of approximately $152.9 million in cash and investments at September 30, 2001, in contemplation of financing additional acquisitions. There is no assurance, however, that we will be successful in identifying, negotiating, or consummating any acquisitions. If we fail to make any acquisitions, our revenue and earnings growth rate could be materially and adversely affected.

   Any acquisitions we undertake could involve the dilutive issuance of equity securities and/or incurring indebtedness. In addition, acquisitions involve numerous risks, including difficulties in assimilating the acquired company's operations, the diversion of our management's attention from other business concerns, risks of entering into markets in which we have had no or only limited direct experience, and the potential loss of customers, key employees, and drivers of the acquired company, all of which could have a materially adverse effect on our business and operating results. If we make acquisitions in the future, we cannot assure you that we will be able to successfully integrate the acquired companies or assets into our business.


A lawsuit has been filed against us by the owner-operator trade association, and if we do not prevail our profitability could be materially and adversely affected.


   On January 7, 2002, the Owner-Operator Independent Drivers Association, Inc. served a lawsuit against us in the United States District Court for the Southern District of Iowa. The lawsuit seeks class action status on behalf of our owner-operators since 1996. Among other things, the lawsuit alleges that we failed to adequately inform the owner-operators of certain deductions from their settlement statements in violation of Department of Transportation regulations and that our standard contract with owner-operators violates those regulations. The lawsuit seeks unspecified damages and an injunction to prevent owner-operators from hauling for us until alleged contractual deficiencies are corrected. We intend to defend it vigorously. However, if we do not prevail, our results of operations and financial condition could be materially and adversely affected.


Our operations are subject to various environmental laws and regulations, the violation of which could result in substantial fines or penalties.

   We are subject to various environmental laws and regulations dealing with the handling of hazardous materials, underground fuel storage tanks, and discharge and retention of stormwater. We operate in industrial areas, where truck terminals and other industrial activities are located, and where groundwater or other forms of environmental contamination have occurred. Our operations involve the risks of fuel spillage or seepage, environmental damage, and hazardous waste disposal, among others. We also maintain bulk fuel storage and fuel islands at several of our facilities. If we are involved in a spill or other accident involving hazardous substances, or if we are found to be in violation of applicable laws or regulations, it could have a materially adverse effect on our business and operating results. If we should fail to comply with applicable environmental regulations, we could be subject to substantial fines or penalties and to civil and criminal liability.


   The Iowa Department of Natural Resources has issued a notice of violation concerning fuel spillage at our Iowa City headquarters. We were fined approximately $6,000 and are presently conducting Phase I and Phase II environmental audits on a portion of the property to determine whether further remediation is required.


We operate in a highly regulated industry and increased costs of compliance with, or liability for violation of, existing or future regulations could have a materially adverse effect on our business.

   The U.S. Department of Transportation and various state agencies exercise broad powers over our business, generally governing such activities as authorization to engage in motor carrier operations, operations, safety, and financial reporting. We may also become subject to new or more restrictive regulations relating to fuel emissions, drivers' hours in service, and ergonomics. Compliance with such regulations could substantially impair equipment productivity and increase our operating expenses.


Lower interest rates on fixed income investments will reduce our income earned on cash and investments.


   At September 30, 2001, we had approximately $152.9 million in cash and investments. As interest rates on fixed income securities have fallen over the past several quarters, our net interest income has decreased despite the increase in cash balances. Continued low interest rates will reduce our interest income.

               SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

   The Securities and Exchange Commission encourages companies to disclose forward-looking information so that investors can better understand a company's future prospects and make informed investment decisions. This prospectus contains these types of statements, which are "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. We make these statements directly in this prospectus and in the documents filed with the Securities and Exchange Commission that are incorporated by reference in this prospectus.


   Words such as "anticipates," "estimates," "expects," "projects," "intends," "plans," "believes," and words or terms of similar substance used in connection with any discussion of future operating results or financial performance identify forward-looking statements. All forward-looking statements reflect our management's present expectation of future events and are subject to a number of important factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The factors listed in the "Risk Factors" section of this prospectus, as well as any cautionary language in this prospectus, provide examples of these risks and uncertainties.



   You are cautioned not to place undue reliance on the forward-looking statements, which speak only as of the date of this prospectus or the date of the document incorporated by reference, in this prospectus. We are under no obligation, and expressly disclaim any obligation, to update or alter any forward-looking statements, whether as a result of new information, future events, or otherwise.


   For these statements, we claim the protection of the safe harbor for forward-looking statements contained in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934.

                                DIVIDEND POLICY

   We have never paid cash dividends on our capital stock and do not anticipate paying cash dividends in the foreseeable future. Any future determination to pay cash dividends will be at the discretion of our board of directors and will depend upon our financial condition, results of operations, capital requirements, and other factors the board of directors deems relevant.

                                   BUSINESS

General

   We are a short-to-medium haul, dry van truckload carrier based near Iowa City, Iowa. We transport freight for major shippers in our operating regions, concentrating on high-density traffic lanes east of the Rocky Mountains. We focus on achieving high asset utilization and providing premium customer service through our regional operating structure. Through our intense focus on cost control, we are the most profitable publicly traded truckload carrier in the United States, measured by net margin.

   We are committed to profitable growth. From 1986, the year we became publicly traded, through 2000, we grew from $21.6 million in revenue and $3.0 million in net income to $274.8 million in revenue and $34.3 million in net income. During that period, we achieved over 19% compounded annual growth in both revenue and earnings per share. At September 30, 2001, we had no long-term debt and approximately $152.9 million in cash and investments, all generated internally.

Operating Strategy

   We focus our operations primarily within targeted regions surrounding our nine terminals. For general operations, we route freight within our terminal network throughout much of the eastern United States. We also operate specialized short-haul operations, which are located near Atlanta, Georgia; Carlisle, Pennsylvania; Columbus, Ohio; Decatur, Illinois; Iowa City, Iowa; Jacksonville, Florida; and Kingsport, Tennessee. These operations concentrate on freight movements generally within a 400-mile radius of the terminal and are designed to meet the needs of significant customers in those regions. Our average length of haul during 2000 was 558 miles. This length of haul is approximately the distance a driver can deliver a load in one day and be ready for dispatch the next day.

   We believe that our regional operating strategy offers several advantages, including the following:

  . We have access to large freight volumes because approximately 80% of all truckload freight moves in short-to-medium lengths of haul. This allows us to efficiently target our marketing efforts and be more selective about the freight we haul.

  . Concentrating our equipment in defined regions and disciplined traffic lanes enables us to offer customers consistent capacity and a high level of service as well as minimize our empty miles between loads. We believe these factors contribute to higher revenue per mile.

  . Achieving significant density of equipment and loads in designated regions and traffic lanes allows us to enhance asset utilization by turning equipment quickly from one load to the next with minimal time and unloaded miles in between.

  . Regional operations allow us to target our driver recruitment efforts, keep our drivers on familiar routes, and return them home more frequently. We believe this enhances our driver recruitment and retention ability, reduces those costs, and improves our safety experience.

  . Shorter hauls reduce rate competition from rail and intermodal competitors, who usually are unable to meet the service standards of regional distribution. We also are able to reduce the competition from truckload carriers that do not have a significant presence in our regions and cannot offer equipment capacity or service standards comparable to ours.

Industry


   The U.S. market for truck-based transportation services approximates $500 billion in annual revenue and is growing in line with the overall U.S. economy. We believe truckload services, such as those we provide, include approximately $65 billion of for-hire revenue and $80 billion of private fleet revenue. The truckload industry is highly fragmented. The ten largest dry van truckload carriers, measured by revenue, make up 19.5%, or approximately $12.7 billion, in annual for-hire revenue.

   Since late 1999, the truckload industry has experienced several forces that have made operating conditions extremely difficult for many carriers. Insurance costs have increased substantially following several years of aggressive pricing by insurance companies. Fuel prices have remained high for much of the past two years. The market for used tractors and trailers has been depressed by an oversupply of used trucks and falling demand. The economy has slowed into a recession. This combination of events raised operating expenses at a time when slowing demand limited the ability to raise rates. In addition, falling tractor values have eroded the net worth of many carriers and forced them to accept losses on disposition or operate their equipment longer, with an increase in repairs, maintenance, and other expenses.



   In response to the industry forces described above, many less profitable or undercapitalized carriers have been forced to consolidate or exit the industry. Others have ordered fewer new tractors and slowed the growth of their fleets, further easing the oversupply of trucks in relation to freight demand. We believe this creates an opportunity for well-capitalized and efficiently operated companies, like Heartland, to expand internally and make opportunistic acquisitions.


Growth Strategy


   We are committed to profitable growth. From 1986 through 2000, we grew from $21.6 million in revenue and $3.0 million in net income to $274.8 million in revenue and $34.3 million in net income. Our growth has been both internal and through four acquisitions. Although our growth has been substantial over time, our growth rate in given years has fluctuated with economic and other factors as well as with acquisitions. Over the past several years, we slowed our revenue growth from our historical rate as competition for drivers, rate pressure from an overcapacity of trucks, and a slowing economy made internal growth unattractive based on our expected margins. At the same time, many acquisition targets carried valuation expectations we deemed unreasonable. Our growth strategy remains to grow internally and through acquisitions.


   We expect future growth opportunities to come from the following areas:

  . Pursuing acquisitions. We are constantly reviewing acquisition opportunities to identify targets that offer customer relationships, operating regions, and other attributes that meet our goals. We concentrate on selecting the right opportunity and executing our plan after the transaction. In 1994, we doubled our size, established a strong presence on the East Coast, and gained new key customers by acquiring Munson Transportation for approximately 4% of our outstanding stock. Munson had generated over $115 million in revenue at a 97.2% operating ratio the year prior to the acquisition. By 1995, we operated the combined companies at an 83.7% operating ratio and paid off essentially all of the $57 million in assumed debt. In 1997 we acquired A&M Express, which gave us an immediate regional presence in a strategically important portion of the Southeast. A&M Express was a $30 million revenue carrier with an operating ratio of approximately 90%. In 1998, we achieved an 82.5% operating ratio overall while retaining virtually all of the key customers and employees of A&M.


  . Opening additional short-haul operations. Regional short-haul operations now generate approximately 50% of our revenue, and the percentage is growing. We may establish new short-haul operations based on our opportunity to acquire new customers or the acquisition of one or more carriers that would fit into our philosophy of providing a high level of service through close working relationships with customers.


  . Expanding core carrier relationships. We expect our service standards, financial strength, and equipment capacity to lead to opportunities for additional customer relationships, private fleet conversions, and dedicated fleet operations as customers seek strong partners in response to industry conditions. We expect these opportunities to increase lane density in our existing operating regions and incrementally expand our operations into new territories.

  . Maintaining a strong balance sheet to provide flexibility. Our absence of long-term debt and $152.9 million balance of cash and investments at September 30, 2001, provide flexibility in acquiring target carriers or private fleets and in making other capital investments.

Customers and Marketing

   We seek customers with freight that complements our operations and increases the density of our equipment in targeted traffic lanes and regions. We believe that concentrating our equipment in defined lanes allows us to focus our sales efforts and offer a high level of service in those areas. Our customers generally are large companies with significant shipping needs. We seek freight with specialized requirements such as expedited delivery, dedicated equipment and personnel, and on-time narrow time frames. Many of our customers rely upon us for just-in-time manufacturing and inventory management, and we are able to offer service standards as high as 99% on-time delivery. We believe that providing a high level of service allows us to compete based on performance in addition to price.


   By providing an adequate supply of equipment and offering a high level of service we seek to establish ourselves as a preferred, or "core carrier" for many of our customers. In 2000, our 25 largest customers accounted for 68% of revenue, our ten largest customers for 49% of revenue, our five largest customers for 35% of revenue. Our largest customer, Sears Logistics Services, accounted for 16% of our revenue in 2000.


Revenue Equipment


   Our revenue equipment strategies form an important part of our overall drive for operating efficiency. We evaluate our equipment decisions based on factors such as initial cost, useful life, warranty terms, expected maintenance costs, fuel economy, driver comfort, customer needs, manufacturer support, and resale value. We generally operate newer, well-maintained equipment with uniform specifications to minimize our spare part inventory, streamline our maintenance program, and simplify driver training. With our strong balance sheet and liquidity, we do not face any capital constraint to maintaining a late-model fleet.


   Our current policy is to replace most of our tractors within 36 to 42 months after purchase. Maintaining a relatively new fleet allows us to operate the tractors while under warranty to minimize repair and maintenance costs. It also enhances our ability to attract drivers, increases fuel economy, and improves customer acceptance by minimizing service interruptions caused by breakdowns. We adhere to a comprehensive maintenance program during the life of our equipment. We perform most routine servicing and repairs at our regional terminal facilities to reduce costly on-road repairs and out-of-route trips.

   We historically have contracted with owner-operators to provide and operate a portion of our tractor fleet. Owner-operators own their own tractors and are responsible for all associated expenses, including financing costs, fuel, maintenance, insurance, and taxes. We believe that a combined fleet complements our recruiting efforts and offers greater flexibility in responding to fluctuations in shipper demand. The percentage of our fleet provided by owner-operators has generally fluctuated between 30% and 65%.

                                  MANAGEMENT


   Our senior management team is set forth in the table below. This team has more than 100 years of combined experience with Heartland. Michael J. Gerdin is the son of Russell A. Gerdin. In addition to our senior management team, we have seven regional terminal managers who are responsible for short-haul operations in their regions.


                                                                  Years with
     Name           Age                   Title                   Heartland
     ----           ---                   -----                   ----------

Russell A. Gerdin.. 60  Chairman of the Board, President, Chief       24
                        Executive Officer, Secretary

Richard L. Meehan.. 56  Executive Vice President of Marketing and     16
                        Operations

John P. Cosaert.... 54  Executive Vice President of Finance,          23
                        Treasurer

Thomas E. Hill..... 48  Vice President and Controller                 18

Dennis J. Wilkinson 53  Vice President of Operations                  11

Michael J. Gerdin.. 32  Vice President of Regional Operations         10

                      PRINCIPAL AND SELLING STOCKHOLDERS

   The following table shows the number of shares and percentage of our outstanding common stock beneficially owned by:

  . each person, entity or group known by us to own beneficially more than 5% of our outstanding common stock;

  .  each director and executive officer;

  .  all directors and executive officers as a group; and

  .  the selling stockholders.

   The percentages shown are based on 31,708,131 shares of common stock outstanding before and after this offering and the sale by the selling stockholders of 3,000,000 shares. A person is deemed to have "beneficial ownership" of any security that he or she has a right to acquire within 60 days after such date. Except as indicated by footnote, and subject to community property laws where applicable, the persons named in the table have sole voting and investment power for all shares of common stock shown as beneficially owned by them.


                                                                                 Number of
                                          Number of Shares                      Shares to be
                                            Beneficially                        Beneficially
                                            Owned Before   Percent of  Shares   Owned After  Percent of
Name of Beneficial Owner                      Offering     Ownership   Offered    Offering   Ownership
------------------------                  ---------------- ---------- --------- ------------ ----------
Russell A. Gerdin........................    16,127,146(1)    50.9%   2,550,000  13,127,146     41.4%
The Gerdin Charitable Foundation.........       450,000        1.4%     450,000          --        *
Richard L. Meehan........................        32,861(2)       *           --      32,861        *
John P. Cosaert..........................        23,286          *           --      23,286        *
Michael J. Gerdin........................            --          *           --          --        *
Richard O. Jacobson......................        90,500(3)       *           --      90,500        *
Benjamin J. Allen........................           250          *           --         250        *
Lawrence D. Crouse.......................       623,333(4)     2.0%          --     623,333      2.0%
All directors and executive officers as a
  group (7 individuals)..................    16,283,418       51.4%   3,000,000  13,283,418     41.9%

--------
*  Less than one percent (1%)

(1) Mr. Gerdin owns 15,513,188 shares directly. An additional 613,958 shares are held of record by a voting trust, the voting trust certificates of which are owned by Gerdin Family Investments, L.P. Mr. Gerdin is the general partner of the limited partnership and has dispositive power over the voting trust certificates and stock. Mr. Gerdin is not the voting trustee and does not have the power to vote the shares in the voting trust. As president of The Gerdin Charitable Foundation, Mr. Gerdin has voting and investment control, and is deemed to have beneficial ownership of, the 450,000 shares held by the foundation prior to this offering. The business address of Mr. Gerdin is 2777 Heartland Drive, Coralville, Iowa 52241.


(2) Mr. Meehan owns 15,731 shares directly. The remaining shares are held 11,264 by Mr. Meehan's wife and 5,866 by trusts for the benefit of Mr. Meehan's children. Mr. Meehan disclaims beneficial ownership of the shares not owned by him directly.


(3) All shares are owned by the Richard O. Jacobson Foundation, a private foundation established by Mr. Jacobson. Mr. Jacobson has voting and dispositive power over the shares, but neither he nor any of his family members may receive distributions from the foundations assets. Accordingly, beneficial ownership is disclaimed.


(4) Mr. Crouse beneficially owns 9,375 shares personally. The other 613,958 shares are held by Gerdin Family Investments, L.P., of which Mr. Crouse is the voting trustee.

                                 UNDERWRITING

   Subject to the terms and conditions of an underwriting agreement, dated
January   , 2002, the underwriters named below have severally agreed with us and the selling stockholders to purchase from the selling stockholders the number of shares of common stock set forth below opposite their respective names. Bear, Stearns & Co. Inc. and Deutsche Banc Alex. Brown Inc. are the representatives of the underwriters.

                                                               Number of
Name                                                            Shares
----                                                           ----------
Bear, Stearns & Co. Inc.......................................
Deutsche Banc Alex. Brown Inc.................................
BB&T Capital Markets, a division of Scott & Stringfellow, Inc.
Morgan Keegan & Company, Inc..................................
Stephens Inc..................................................
                                                               ----------
       Total..................................................
                                                               ==========


   The underwriting agreement provides that the obligations of the several underwriters to purchase and accept delivery of the shares of common stock offered by this Prospectus are subject to approval by their counsel of legal matters and to other conditions set forth in the underwriting agreement. The underwriters are obligated to purchase and accept delivery of all the shares of common stock offered hereby, other than those shares covered by the over-allotment option described below, if any are purchased.


   Russell A. Gerdin, one of the selling stockholders, has granted to the underwriters a 30-day option to purchase on a pro rata basis up to 450,000 additional shares at the public offering price less the underwriting discounts and commissions. The option may be exercised only to cover any over-allotments of common stock.


   The representatives have advised us that the underwriters propose to offer the shares of common stock directly to the public at the public offering price indicated on the cover page of this Prospectus and to certain dealers at that
price less a concession of not in excess of $      per share, of which $
may be reallowed to other dealers. After this offering, the public offering price, concession and reallowance to dealers may be reduced by the representatives. No such reduction shall change the amount of proceeds to be received by the selling stockholders as indicated on the cover page of this Prospectus. The common stock is offered by the underwriters as stated in this Prospectus, subject to receipt and acceptance by them and subject to their right to reject any order in whole or in part. The underwriters have informed us and the selling stockholders that they do not intend to confirm sales of common stock to any accounts over which they exercise discretionary authority.



   Mr. Gerdin has granted to the underwriters an option, exercisable within 30 days after the date of this Prospectus, to purchase from time to time up to an aggregate of 450,000 shares of our common stock to cover over-allotments, if any, at the public offering price less underwriting discounts and commissions. If the underwriters exercise their over-allotment option to purchase any of the additional 450,000 shares of common stock, each underwriter, subject to certain conditions, will become obligated to purchase its pro-rata portion of these additional shares based on the underwriter's percentage purchase commitment in the offering as indicated in the table above. If purchased, these additional shares will be sold by the underwriters on the same terms as those on which the shares offered by this Prospectus are being sold. Mr. Gerdin will be obligated, pursuant to the over-allotment option, to sell shares to the underwriters to the extent the over-allotment option is exercised. The underwriters may exercise the over-allotment option only to cover over-allotments made in connection with the sale of the shares of common stock offered in this offering.

   The following table summarizes the underwriting compensation to be paid to the underwriters by the selling stockholders, and the proceeds of the offering, before expenses, to the selling stockholders. Such amounts are shown assuming both no exercise and full exercise of the underwriters' over-allotment option to purchase additional shares.


                                                                                          Total
                                                                              -----------------------------
                                                                         Per     Without          With
                                                                        share over-allotment over-allotment
                                                                        ----- -------------- --------------
Underwriting discounts and commissions paid by the selling stockholders   $         $              $
Expenses payable by Mr. Gerdin.........................................   $         $              $

   The underwriting discount and commission per share is equal to the public offering price per share of our common stock less the amount paid by the underwriters to the selling stockholders per share of common stock.

   We estimate total expenses payable by the selling stockholders in connection with this offering, other than the underwriting discounts and commissions
referred to above, will be approximately $      .

   We and the selling stockholders have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments that the underwriters may be required to make in respect to those liabilities.


   Each of our executive officers and directors has agreed, subject to specified exceptions, not to:



  . offer to sell, contract to sell, or otherwise sell, dispose of, loan, pledge or grant any rights with respect to any shares of common stock or any options or warrants to purchase any shares of common stock, or any securities convertible into or exchangeable for shares of common stock owned as of the date of this Prospectus or thereafter acquired directly by those holders or with respect to which they have the power of disposition; or



  . enter into any swap or other arrangement that transfers all or a portion of the economic consequences associated with the ownership of any common stock (regardless of whether any of these transactions are to be settled by the delivery of common stock, or such other securities, in cash or otherwise) for a period of 90 days after the date of this Prospectus without the prior written consent of Bear, Stearns & Co. Inc. This restriction terminates after the close of trading of the common stock on and including the 90th day after the registration statement relating to the offering has been declared effective by the staff of the Securities and Exchange Commission. However, Bear, Stearns & Co. Inc. may, in its sole discretion and at any time or from time to time before the termination of the 90-day period, without notice, release all or any portion of the securities subject to lock-up agreements. There are no existing agreements between the representatives and any of our stockholders who have executed a lock-up agreement, other than the selling stockholders, providing consent to the sale of shares prior to the expiration of the lock-up period.



   In addition, we have agreed that, subject to certain exceptions, during the lock-up period we will not, without the prior written consent of Bear, Stearns & Co. Inc., consent to the disposition of any shares held by stockholders subject to lock-up agreements prior to the expiration of the lock-up period, or issue, sell, contract to sell, or otherwise dispose of, any shares of common stock, any options or warrants to purchase any shares of common stock or any securities convertible into, exercisable for or exchangeable for shares of common stock other than our sale of shares in this offering and any issuance of shares in connection with any business combination or similar acquisition transaction.



   Other than in the United States, no action has been taken by us, the selling stockholders, or the underwriters that would permit a public offering of the shares of common stock offered by this Prospectus in any jurisdiction where action for that purpose is required. The shares of common stock offered by this Prospectus may not be offered or sold, directly or indirectly, nor may this Prospectus or any other offering material or advertisements in connection with the offer and sale of any such shares of common stock be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this Prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this Prospectus. This Prospectus does not constitute an offering to sell or a solicitation of an offer to buy any shares of common stock offered by this Prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.



   A Prospectus in electronic format may be made available on the Internet sites or through other online services maintained by one or more of the underwriters of this offering, or by their affiliates. In those cases, prospective investors may view offering terms online and, depending upon the particular underwriter, prospective investors may be allowed to place orders online. The underwriters may agree with the selling stockholders to allocate a specific number of shares for sale to online brokerage account holders. Any such allocation for online distributions will be made by the representatives on the same basis as other allocations. Other than the Prospectus in electronic format, the information on any underwriter's website and any information contained in any other website maintained by an underwriter is not part of the Prospectus or the registration statement of which this Prospectus forms a part, has not been approved and/or endorsed by us, the selling stockholders, or any underwriter in its capacity as underwriter and should not be relied upon by investors.



   The representatives have advised us that, pursuant to Regulation M under the Securities Exchange Act, some participants in the offering may engage in transactions, including stabilizing bids, syndicate covering transactions or the imposition of penalty bids, that may have the effect of stabilizing or maintaining the market price of the shares of common stock at a level above that which might otherwise prevail in the open market. A "stabilizing bid" is a bid for or the purchase of shares of common stock on behalf of the underwriters for the purpose of fixing or maintaining the price of the common stock. A "syndicate covering transaction" is the bid for or purchase of common stock on behalf of the underwriters to reduce a short position incurred by the underwriters in connection with the offering. A "penalty bid" is an arrangement permitting the representatives to reclaim the selling concession otherwise accruing to an underwriter to a syndicate member in connection with his offering if the common stock originally sold by such underwriter or syndicate member is purchased by the representatives in a syndicate covering transaction and has therefore not been effectively placed by such underwriter or syndicate member. The representatives have advised us that such transactions may be effected on the Nasdaq National Market or otherwise and, if commenced, may be discontinued at any time.

                         NOTICE TO CANADIAN RESIDENTS

Resale Restrictions

   The distribution of the common stock in Canada is being made only on a private placement basis exempt from the requirement that we and the selling stockholders prepare and file a prospectus with the securities regulatory authorities in each province where trades of common stock are made. Any resale of the common stock in Canada must be made under applicable securities laws which will vary depending on the relevant jurisdiction, and which may require resales to be made under available statutory exemptions or under a discretionary exemption granted by the applicable Canadian securities regulatory authority. Purchasers are advised to seek legal advice prior to any resale of the common stock.

Representations of Purchasers

   By purchasing common stock in Canada and accepting a purchase confirmation a purchaser is representing to us, the selling stockholders and the dealer from whom the purchase confirmation is received, that:

  . the purchaser is entitled under applicable provincial securities laws to purchase the common stock without the benefit of a prospectus qualified under those securities laws;

  . where required by law, that the purchaser is purchasing as principal and not as agent; and

  .  the purchaser has reviewed the text above under Resale Restrictions.

Rights of Action (Ontario Purchasers)

   The securities being offered are those of a foreign issuer and Ontario purchasers will not receive the contractual right of action prescribed by Ontario securities law. As a result, Ontario purchasers must rely on other remedies that may be available, including common law rights of action for damages or rescission or rights of action under the civil liability provisions of the U.S. federal securities laws.

Enforcement of Legal Rights

   All of our directors and officers as well as the experts named herein and the selling stockholders may be located outside of Canada and, as a result, it may not be possible for Canadian purchasers to effect service of process within Canada upon us or such persons. All or a substantial portion of our assets or the assets of such persons may be located outside of Canada and, as a result, it may not be possible to satisfy a judgment against us or such persons in Canada or to enforce a judgment obtained in Canadian courts against us or such persons outside of Canada.

Taxation and Eligibility For Investment

   Canadian purchasers of common stock should consult their own legal and tax advisors with respect to the tax consequences of an investment in the common stock in their particular circumstances and about the eligibility of the common stock for investment by the purchaser under relevant Canadian legislation.

                  WHERE YOU CAN OBTAIN ADDITIONAL INFORMATION

   We file annual, quarterly and special reports and other information with the Securities and Exchange Commission. You may read and copy any document that we file at the Commission's Public Reference Room at 450 Fifth Street, N.W. Room 1024, Washington, D.C. 20549. Please call the Commission at 1-800-SEC-0330 for more information about the Public Reference Room. Most of our filings are also available to you free of charge at the Commission's web site at http://www.sec.gov.


   Our common stock is listed on the Nasdaq National Market and similar information can be inspected and copied at the offices of the National Association of Securities Dealers, Inc., 1735 K Street, N.W. Washington, D.C. 20006.


   We have filed a registration statement under the Securities Act of 1933 with the Commission with respect to the common stock offered by this prospectus. This prospectus is a part of the registration statement. However, it does not contain all of the information contained in the registration statement and its exhibits. You should refer to the registration statement and its exhibits for further information about us and the common stock offered by this prospectus.

   The Commission allows us to "incorporate by reference" the information we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus, and information that we file later with the Commission will automatically update and supersede this information. We have filed the following documents with the Commission that are incorporated by reference into this prospectus:

  .  our annual report on Form 10-K for the fiscal year ended December 31, 2000;

  . our quarterly reports on Form 10-Q for the quarters ended March 31, 2001, June 30, 2001, and September 30, 2001;


  . our current reports on Form 8-K, including exhibits, filed with the Commission on May 11, 2001, September 18, 2001, January 10, 2002, and January 15, 2002; and


  . the description of our common stock in our Registration Statement on Form 8-A, dated October 22, 1986, including any amendment or report filed to update such description.

   Please note that all other documents and reports filed under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 following the date of this prospectus and prior to the termination of this offering will be deemed to be incorporated by reference into this prospectus and to be made a part of it from the date of the filing of our reports and documents.

   You may request free copies of filings incorporated herein by reference by writing or telephoning us at the following address:

Heartland Express, Inc.
2777 Heartland Drive
Coralville, Iowa 52241
(319) 545-2728
Attn: Chief Financial Officer

                                 LEGAL MATTERS

   The validity of the shares offered hereby will be passed upon for us by Scudder Law Firm, P.C., L.L.O., Lincoln, Nebraska. Certain legal matters relating to this offering will be passed upon for the underwriters by Brobeck, Phleger & Harrison LLP, Washington, D.C.

                                    EXPERTS


   The audited financial statements incorporated by reference in this Prospectus have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are included herein in reliance upon the authority of said firm as experts in giving said reports.

                    --------------------------------------
                    --------------------------------------


Prospective investors may rely only on the information contained in this Prospectus. Neither Heartland Express, Inc., the selling stockholders, nor any U.S. underwriter has authorized anyone to provide prospective investors with different or additional information. This Prospectus is not an offer to sell nor is it seeking an offer to buy these securities in any jurisdiction where the offer or sale is not permitted. The information contained in this Prospectus is correct only as of the date of this Prospectus, regardless of the time of the delivery of this Prospectus or any sale of these securities.



No action is being taken in any jurisdiction outside the United States to permit a public offering of the common stock or possession or distribution of this Prospectus in any such jurisdiction. Persons who come into possession of this Prospectus in jurisdictions outside the United States and Canada are required to inform themselves about and to observe the restrictions of that jurisdiction related to this offering and the distribution of the Prospectus.


                            ----------------------

                               TABLE OF CONTENTS

                            ----------------------

                                                         Page
                                                         ----
                  Prospectus Summary....................   1
                  Risk Factors..........................   4
                  Special Note Regarding Forward-Looking
                   Statements...........................   8
                  Dividend Policy.......................   8
                  Business..............................   9
                  Management............................  12
                  Principal and Selling Stockholders....  13
                  Underwriting..........................  14
                  Notice to Canadian Residents..........  17
                  Where You Can Obtain Additional
                   Information..........................  18
                  Legal Matters.........................  19
                  Experts...............................  19

                    --------------------------------------
                    --------------------------------------
                    --------------------------------------
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                            Heartland Express, Inc.




[LOGO] Heartland Express

                               3,000,000 Shares

                                 Common Stock

                                --------------

                                  PROSPECTUS

                                --------------

                           Bear, Stearns & Co. Inc.

                           Deutsche Banc Alex. Brown

                                --------------


                             BB&T Capital Markets


                         Morgan Keegan & Company, Inc.

                                 Stephens Inc.

                                         , 2002

                    --------------------------------------
                    --------------------------------------

                                    PART II

                    INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14 -- Other Expenses of Issuance and Distribution

   The following table sets forth the expenses to be borne by Russell A. Gerdin, one of the selling stockholders, in connection with the offering being registered hereby:

Securities and Exchange Commission filing fee $ 25,075
NASD filing fee.............................. $ 10,992
Printing expenses............................ $ 50,000
Legal fees and expenses...................... $ 60,000
Accounting fees and expenses................. $ 10,000
Miscellaneous................................ $ 25,000
                                              --------
       Total................................. $181,067
                                              ========

Item 15 -- Indemnification of Directors and Officers

   Article Ninth of the Articles of Incorporation of the Registrant provides indemnification for the officers, directors, and controlling persons of the Registrant for certain liabilities which may be incurred by those individuals in their capacities as such. Sections 78.7502 and 78.751 of the Nevada General Corporate Law permit a corporation to indemnify any of its directors, officers, employees, and agents against costs and expenses arising from claims, suits, and proceedings, if such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation. No indemnification may be made in respect of claims as to which such person is found liable for negligence or misconduct in the performance of his duty to the corporation unless the court determines that, notwithstanding the determination of liability, indemnification would be appropriate. The indemnification provisions of the Nevada General Corporation Law expressly do not exclude any other rights a person may have to indemnification under any bylaw, among other things. The Registrant does not have liability insurance covering its officers, directors, or controlling persons.

Item 16 -- Exhibits

   A list of exhibits filed herewith is contained in the Exhibit Index that immediately precedes such exhibits and is incorporated herein by reference.

Item 17 -- Undertakings

   Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers, and controlling persons of us pursuant to the provisions set forth in Item 15, or otherwise, we have been advised in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by us of expenses incurred or paid by a director, officer, or controlling person of us in the successful defense of any action, suit, or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, we will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by us is against public policy as expressed in the Securities Act, and we will be governed by the final adjudication of such issue.

   We hereby undertake that:

      (a) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by us pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

      (b) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

      (c) For purposes of determining any liability under the Securities Act of 1933, each filing of our annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                  SIGNATURES


   Pursuant to the requirements of the Securities Act of 1933, the Company certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Amendment No. 1 to registration statement on Form S-3 to be signed on its behalf by the undersigned thereunto duly authorized, in the City of Coralville, State of Iowa, on the 16/th/ day of January, 2002.


                                          HEARTLAND EXPRESS, INC.

                                                /S/  RUSSELL A. GERDIN*

                                          By: _______________________________
                                                     Russell A. Gerdin,
                                             Chairman of the Board, President,
                                                Chief Executive Officer, and
                                                         Secretary


   Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 1 to registration statement has been signed by the following persons in the capacities and on the dates indicated.



             Signature and Title                    Date
             -------------------                    ----
/S/  RUSSELL A. GERDIN*                       January 16, 2002
Russell A. Gerdin, Chairman of the Board,
President, Chief Executive Officer (Principal
Executive Officer), and Secretary

/S/  JOHN P. COSAERT*                         January 16, 2002
John P. Cosaert, Executive Vice President of
Finance (Principal Financial Officer and
Principal Accounting Officer) and Treasurer

/S/  RICHARD O. JACOBSON*                     January 16, 2002
Richard O. Jacobson, Director

/S/  MICHAEL J. GERDIN*                       January 16, 2002
Michael J. Gerdin, Director

/S/  BENJAMIN J. ALLEN*                       January 16, 2002
Benjamin J. Allen, Director

/S/  LAWRENCE D. CROUSE*                      January 16, 2002
Lawrence D. Crouse, Director



   *Mark A. Scudder, by signing his name hereto, does sign and execute this Amendment No. 1 to registration statement on Form S-3 on behalf of each of the above named officers and directors of the registrant on this 16th day of January, 2002, pursuant to the powers of attorney executed on behalf of each of such officers and directors previously filed with the Securities and Exchange Commission.



                                                  /S/  MARK A. SCUDDER
                                          By: _______________________________
                                             Mark A. Scudder, attorney-in-fact

                                 EXHIBIT INDEX


Exhibit
Number                                              Descriptions
------                                              ------------
    1   Form of Underwriting Agreement.**

  4.1   Articles of Incorporation of the Company. (Incorporated by reference to Exhibit 3.1 to the Company's
          Registration Statement on Form S-1 Registration No. 33-8165, effective November 5, 1986.)*

  4.2   Certificate of Amendment to Articles of Incorporation of the Company. (Incorporated by reference to
          Exhibit 3.3 of the Company's Form 10-QA for the quarter ended June 30, 1997, dated March 20,
          1998.)*

  4.3   Bylaws of the Company. (Incorporated by reference to Exhibit 3.2 to the Company's Registration
          Statement on Form S-1 Registration No. 33-8165, effective November 5, 1986.)*

  5.1   Opinion of Scudder Law Firm, P.C., L.L.O.*

 23.1   Consent of Scudder Law Firm, P.C., L.L.O. (included in Exhibit 5.1)*

 23.2   Consent of Arthur Andersen LLP, independent public accountants.**

 24.1   Power of Attorney (included on signature page of this registration statement).*
        -----------------


    *  Previously filed


    ** Filed herewith